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                                                           OMB  APPROVAL
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                                                  OMB  Number 3235-0145
                                                  Expires: December 31, 2005
                                                  Estimated  average  burden
                                                  hours  per  response 11
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             U.S. WEST HOMES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   91274D 10 9
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                                 (CUSIP Number)

                                 Craig H. Brown
                              U.S. West Homes, Inc.
                             410 Broadway, 2nd Floor
                             Laguna Beach, CA 92651
                                 (949) 376-3125
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 16, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)
                for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 3 Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP  No.  91274D 10 9                13D                   Page  2 of 4 Pages

--------------------------------------------------------------------------------
1    NAME  OF  REPORTING  PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Aliso Circle Irrevocable Inter Vivos Trust dated May 5, 1998
33-0831487
Mervyn A. Phelan, Jr., Trustee
###-##-####
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America, State of California
--------------------------------------------------------------------------------
7    SOLE VOTING POWER

     160,000,000
--------------------------------------------------------------------------------
8    SHARED VOTING POWER

     0
--------------------------------------------------------------------------------
9    SOLE DISPOSITIVE POWER

     100,000,000
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10   SHARED DISPOSITIVE POWER

     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100,000,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [x]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

OO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP  No.  91274D 10 9                13D                     Page 3 of 4 Pages
--------------------------------------------------------------------------------

Item  1.  Security  and  Issuer.

Common Stock, par value $0.001, of U.S. West Homes, Inc., a
Nevada corporation, 410 Broadway, 2nd Floor, Laguna Beach, CA 92651.
--------------------------------------------------------------------------------
Item  2.  Identity  and  Background.

     (a)  Name:Aliso Circle Irrevocable
          Inter Vivos Trust dated May 5, 1998               60,000,000 shares
          Mervyn A. Phelan, Jr., Trustee

     (b)  Business Address: 410 Broadway, 2nd Floor
                             Laguna Beach, CA 92651

     (c)  Principal Occupation: Not applicable

     (d) During the last five years, neither Mervyn A. Phelan, Sr., the Aliso Circle Irrevocable Inter Vivos Trust nor Mervyn A. Phelan, Jr. has been convicted in a criminal proceeding.

     (e) During the last 5 years, neither Mervyn A. Phelan, Sr., The Aliso Circle Irrvocable Inter Vivos Trust, nor Mervyn A. Phelan, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f)  Citizenship: United States of America

-------------------------------------------------------------------------------
Item  3.  Source and Amount of Funds or Other Consideration.

These securities were paid as compensation under the terms of a written employment agreement dated March 15, 2001, with Mervyn A. Phelan, Sr., Chairman of the Board of Directors and Chief Executive Officer of U.S. West Homes and father of the trustee of the Aliso Circle Irrevocable Inter Vivos Trust. The compensation was to be paid to the Aliso trust pursuant to the terms of the contract and number of shares as determined by the entire Board of Directors by unanimous consent on January 9, 2003.

--------------------------------------------------------------------------------
Item  4.  Purpose of Transaction.

See above. No additional acquisitions or dispositions of shares are currently contemplated.
--------------------------------------------------------------------------------
Item  5.  Interest in Securities of the Issuer.

Name                         Number of Shares               Percentage Interest
-------------------------------------------------------------------------------
Aliso Circle Irrevocable
Inter Vivos Trust             60,000,000                     8.3%

Mervyn A. Phelan, Jr.
individually                  40,000,000                     6.5%
                             -----------                    -----
Total shares beneficially
controlled by Mervyn A.
Phelan, Jr.                  100,000,000                    14.8%
--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

40,000,000 options pursuant to the 2003 Employees' Stock Option Plan which are exercisable at the price of $.026 per share at any time from 1/16/2003 through 1/15/2005 were granted to Mervyn A. Phelan, Sr. which upon exercise will also be deposited into the trust.

--------------------------------------------------------------------------------


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CUSIP  No.  91274D 10 9                13D                     Page 4 of 4 Pages
--------------------------------------------------------------------------------

Item  7.  Material to be Filed as Exhibits.

Exhibit 10(i): Employment Agreement with Mervyn A. Phelan, Sr. [incorporated by reference filed in Annual Report on Form 10-KSB filed April 16, 2002]

Exhibit 10(ii) 2003 Stock Option Plan [incorporated by reference filed in Definitive Form 14c on December 27, 2002]

--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    January 16, 2003
                                        ----------------------------------------
                                                         (Date)

                                               /s/ Mervyn A. Phelan, Jr.
                                        ----------------------------------------
                                                       (Signature)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).